STATEMENT OF INVESTMENTS
Dreyfus Premier Growth and Income Fund
June 30, 2006 (Unaudited)

Common Stocks--98.5%	Shares	Value ($)
Consumer Discretionary--8.9%		
Advance Auto Parts	11,650	336,685
Hilton Hotels	21,200	599,536
Home Depot	11,700	418,743
McDonald's	10,200	342,720
News, Cl. A	21,700	416,206
Target	11,400	557,118
		2,671,008
Consumer Staples--8.9%		
Altria Group	11,900	873,817
Cadbury Schweppes, ADR	8,100	314,442
CVS	20,300	623,210
PepsiCo	6,400	384,256
Procter & Gamble	8,900	494,840
		2,690,565
Energy--10.7%		
Chesapeake Energy	8,800 a	266,200
ConocoPhillips	6,900	452,157
Exxon Mobil	14,000	858,900
Grant Prideco	8,800 b	393,800
Schlumberger	7,300	475,303
Transocean	4,600 b	369,472
Weatherford International	8,000 b	396,960
		3,212,792
Financial--19.7%		
Affiliated Managers Group	4,900 a,b	425,761
Axis Capital Holdings	12,600	360,486
Bank of America	24,800	1,192,880
Capital One Financial	8,300	709,235
Countrywide Financial	17,400	662,592
JPMorgan Chase & Co.	23,500	987,000
Merrill Lynch & Co.	10,900	758,204
Wachovia	15,000	811,200
		5,907,358
Health Care--12.6%		
Abbott Laboratories	11,900	518,959
Alcon	4,400	433,620
Amgen	6,700 b	437,041
Caremark Rx	2,300	114,701
Fisher Scientific International	4,000 b	292,200
Genzyme	5,200 b	317,460
Johnson & Johnson	9,500	569,240
WellPoint	7,100 b	516,667
Wyeth	13,600	603,976
		3,803,864
Industrial--12.6%		
3M	6,600	533,082
Burlington Northern Santa Fe	6,700	530,975
Danaher	10,000	643,200
Emerson Electric	6,700	561,527
General Electric	45,800	1,509,568
		3,778,352

Information Technology--17.5%

Adobe Systems	19,300 b	585,948
Apple Computer	5,300 b	302,736
Autodesk	12,700 b	437,642
Broadcom, Cl. A	8,300 b	249,415
Cisco Systems	24,100 b	470,673
Citrix Systems	6,800 b	272,952
Corning	10,100 b	244,319
Electronic Arts	7,100 b	305,584
EMC/Massachusetts	11,800 b	129,446
Google, Cl. A	656 b	275,080
Intel	12,900	244,455
Microchip Technology	10,600	355,630
Microsoft	36,000	838,800
Motorola	7,200	145,080
Qualcomm	10,100	404,707
		5,262,467

Materials--2.7%

Air Products & Chemicals	5,700	364,344
EI Du Pont de Nemours & Co.	10,600	440,960
		805,304

Telecommunication Services--2.5%

AT & T	16,800	468,552
Verizon Communications	8,700	291,363
		759,915

Utilities--2.4%

PG & E	4,400	172,832
Sempra Energy	6,100	277,428
Southern	8,700	278,835
		729,095

Total Common Stocks
(cost $27,335,493)   **29,620,720**

Other Investment--1.1%

Registered Investment Company;
Dreyfus Institutional Preferred Plus Money Market Fund
    (cost $326,000)   326,000 c   **326,000**

**Investment of Cash Collateral
for Securities Loaned--2.4%**

Registered Investment Company;
Dreyfus Institutional Cash Advantage Plus Fund
    (cost $712,800)   712,800 c   **712,800**

Total Investments (cost $28,374,293)	**102.0%**	**30,659,520**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(609,672)**
Net Assets	**100.0%**	**30,049,848**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities
    on loan is $691,961 and the total market value of the collateral held by the fund is $712,800.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.